EXHIBIT 21.1

List of Subsidiaries

The following table sets forth certain information concerning the principal subsidiaries of Sunrise Telecom Incorporated:

Name	State or Other Jurisdiction of Incorporation
Sunrise Telecom Broadband, Inc.	Georgia, U.S.A.
Taiwan Sunrise Telecom Company Limited	Taiwan

The names of certain subsidiaries have been omitted because such unnamed subsidiaries, considered in the aggregate, would not constitute a significant subsidiary as that term is defined in Regulation S-X.